EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997

Computation of Ratio of Margins to Fixed Charges
For the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

	2002	2001	2000	1999	1998

Net margins	$(4,516,685)	$(11,880,733)	$—	$—	$—
Add: Fixed charges	968,217	2,182,800	3,584,361	3,008,729	3,264,892

Margins available for fixed charges	$(3,548,468)	$(9,697,933)	$3,584,361	$3,008,729	$3,264,892

Fixed charges:
Interest on all debt	$968,217	$2,182,800	$3,584,361	$3,008,729	$3,264,892

Total fixed charges	$968,217	$2,182,800	$3,584,361	$3,008,729	$3,264,892

Ratio of margins to fixed charges	(3.66)	(4.44)	1.00	1.00	1.00

Deficiency	$4,516,685	$11,880,733	$0.00	$0.00	$0.00